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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

Reis, Inc.
f.k.a. Wellsford Real Properties, Inc.
(Name of Issuer)
Common Stock Par Value $.02 per Share
(Title of Class of Securities)
950240200
(CUSIP Number)
Heather Kreager
5949 Sherry Lane
Suite 1900
Dallas, Texas 75225
(214) 210-5000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 31, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
SVC-RPC Joint Venture

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		405,500

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

405,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

405,500

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

3.77%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Rosewood Property Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		405,500

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

405,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

405,500

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

3.77%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
The Rosewood Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		405,500

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

405,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

405,500

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

3.77%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

1	NAMES OF REPORTING PERSONS: Caroline Hunt Trust Estate

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		405,500

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

405,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

405,500

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

3.77%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Bear Investor Joint Venture

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

SC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		760,713

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

760,713

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

760,713

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

7.06%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Bear Hunter L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

SC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		760,713

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

760,713

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

760,713

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

7.06%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Grizzly Bear, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

SC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		760,713

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

760,713

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

760,713

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

7.06%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Nacolah Ventures, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

SC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		760,713

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

760,713

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

760,713

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

7.06%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
North American Company for Life and Health

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Illinois

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		760,713

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

760,713

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

760,713

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

7.06%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Sammons Financial Group, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		760,713

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

760,713

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

760,713

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

7.06%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Sammons Venture Properties, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

405,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

405,500

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

3.77%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Consolidated Investment Service, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Nevada

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		706,713

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

1,166,213

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,166,213

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

10.83%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Sammons Enterprises, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Illinois

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		706,713

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

1,166,213

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,166,213

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

10.83%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
The Charles A. Sammons 1987 Charitable Remainder Trust-Number 2

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		706,713

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

1,166,213

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,166,213

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

10.83%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

     This Amendment No. 2 to Schedule 13D (the “Amendment No. 2”) amends and restates in its entirety the Schedule 13D, as amended by Amendment No. 1 (collectively, the “Schedule 13D”) filed by SVP-RPC Joint Venture, Rosewood Property Company, The Rosewood Corporation, Caroline Hunt Trust Estate, Sammons Venture Properties, Inc., Consolidated Investment Services, Inc., Sammons Enterprises, Inc. and The Charles A. Sammons 1987 Charitable Remainder Trust-Number 2 by furnishing the information set forth below. This Amendment No. 2 relates to shares acquired by certain former holders of shares of Reis, Inc. (“Reis”), who received shares of common stock of Wellsford Real Properties, Inc. (“Wellsford”) in the merger of Reis into Wellsford that was consummated on May 31, 2007, which includes a second joint venture as described below. This Amendment No. 2 relates to an exit filing for the Rosewood Entities (as defined below) and SVP-RPC (as defined below) which now have beneficial ownership of less than 5% of the outstanding shares of Common Stock (as defined below) of the Issuer (as defined below).
Item 1. Security and Issuer
     This statement on Schedule 13D (the “Statement”) relates to the Common Stock, $.02 par value per share (the “Common Stock”), of Wellsford Real Properties, Inc., a Maryland corporation (the “Issuer”). The principal executive offices of the Issuer are located at 535 Madison Avenue, New York, New York 10022.
Item 2. Identity and Background
     This Statement is being filed by (i) SVP-RPC Joint Venture (“SVP-RPC”), (ii) Rosewood Property Company (“RPC”), (iii) The Rosewood Corporation (“Rosewood”), (iv) Caroline Hunt Trust Estate (“CHTE”) (collectively, RPC, Rosewood and CHTE, the “Rosewood Entities”), (v) Sammons Venture Properties, Inc. (“SVP”), (vi) Consolidated Investment Services, Inc. (“Consolidated”), (vii) Sammons Enterprises, Inc. (“Sammons”) and (viii) The Charles A. Sammons 1987 Charitable Remainder Trust-Number 2 (the “Sammons Trust”), (ix), Bear Investor Joint Venture (“Bear Investor”), (x) Nacolah Ventures, LLC (“Nacolah”), (xi) North American Company for Life and Health (“NACLH”), (xii) Sammons Financial Group, Inc. (“Sammons Financial”), (xiii) Bear Hunter, L.P. (“Bear Hunter”), and (xiv) Grizzly Bear, LLC (“Grizzly Bear” and together with SVP-RPC, RPC, Rosewood, CHTE, SVP, Consolidated, Sammons, Nacolah, NACLH, Sammons Financial, the Sammons Estate, Bear Investor, and Bear Hunter, the “Reporting Persons”). Collectively, SVP, Consolidated, Sammons, Sammons Trust, Nacolah, NACLH and Sammons Financial are sometimes referred to as the “Sammons Entities.”
     RPC and SVP are venturers in SVP-RPC. RPC is a wholly-owned subsidiary of Rosewood. Rosewood is a wholly-owned subsidiary of CHTE. SVP is a wholly-owned subsidiary of Consolidated. Consolidated is a wholly-owned subsidiary of Sammons. Sammons is 94.489% owned by the Sammons Trust.
     Nacolah and Bear Hunter are venturers in Bear Investor, with Nacolah designating two of five members of the investment committee, and Bear Hunter designating three such members. Grizzly Bear is the general partner of Bear Hunter. Nacolah is owned 1% by Sammons Financial and 99% by NACLH, which is owned by Sammons Financial. Sammons Financial is owned by

Consolidated which is owned by the Sammons Trust. An agreement among the Reporting Persons with respect to the filing of this statement is attached hereto as Exhibit 1.
     SVP-RPC is a Texas joint venture. The principal business activities of SVP-RPC are to acquire, own, invest in, sell and otherwise dispose of (i) improved or unimproved real estate, and (ii) stock, securities, partnership interests, joint venture interests, limited liability company membership interests, bonds, mortgages, and other evidences of indebtedness relating to improved or unimproved real estate or real estate businesses or companies. Major decisions for SVP-RPC must be made by RPC and SVP.
     RPC is a Delaware corporation. The principal business activities of RPC are to acquire, own, invest in, sell and otherwise dispose of (i) improved or unimproved real estate, and (ii) stock, securities, partnership interests, joint venture interests, limited liability company membership interests, bonds, mortgages, and other evidences of indebtedness relating to improved or unimproved real estate or real estate businesses or companies. Rosewood is a Texas corporation. The principal business activity of Rosewood is to act as a holding company. CHTE is a Texas trust. The principal business activities of CHTE are to invest in closely held stock, other securities and ranching.
     SVP is a Delaware corporation. The principal business activities of SVP are to acquire, own, invest in, sell and otherwise dispose of (i) improved or unimproved real estate, and (ii) stock, securities, partnership interests, joint venture interests, limited liability company membership interests, bonds, mortgages, and other evidences of indebtedness relating to improved or unimproved real estate or real estate businesses or companies. Consolidated is a Nevada corporation. The principal business activity of each of Consolidated and Nacolah is to act as a holding company. Each of Sammons Financial and Sammons is a Delaware corporation. NACLH is an Illinois insurance company; its principle business is life and health insurance. The principal business activity of each of Sammons Financial and Sammons is to act as a holding company. The Sammons Trust is a charitable trust formed in the State of Texas.
     Bear Investor is a Texas general partnership, Bear Hunter is a Texas limited partnership, and Grizzly Bear is a Delaware limited liability company. Their principal business activities are to acquire, own, invest in, sell and otherwise dispose of investments in operating companies.
     The principal business and office address of SVP-RPC is 3401 Armstrong, Dallas, Texas 75205 and of RPC is 500 Crescent Court, Suite 300, Dallas, Texas 75201. The principal business and office address of each of Rosewood and CHTE is 100 Crescent Court, Suite 1700, Dallas, Texas 75201. The principal business and office address of each of SVP, Nacolah, Sammons and the Sammons Trust is 5949 Sherry Lane, Suite 1900, Dallas, Texas 75225-6553. The principal business and office address of Consolidated is One Midland Plaza, Sioux Falls, South Dakota 57193.
     The principal address of NACLH and Sammons Financial is 525 West Van Buren, Chicago, IL 60607.

     The name, business address and present principal occupation or employment of the trustee and advisory board members of CHTE and each of the executive officers and directors of RPC and Rosewood are set forth on Attachment A hereto.
     The name, business address and present principal occupation or employment of the trustees of the Sammons Trust and each of the executive officers and directors of SVP, Consolidated and Sammons are set forth on Attachment B hereto.
     The name, business address and present principal occupation or employment of the trustees of the Sammons Trust and each of the executive officers and directors of Bear Investor, Bear Hunter and Grizzly Bear are set forth in Attachment C hereto.
     To the best knowledge of the Reporting Persons, all persons listed on Attachments A, B and C are United States citizens.
     During the last five years, no Reporting Persons, nor, to the best knowledge of such Reporting Persons, any of the trustee or advisory board members of the CHTE or the trustees of the Sammons Trust or any of the executive officers or directors of RPC, Rosewood, SVP, Consolidated or Sammons have been (1) convicted of any criminal proceedings (excluding traffic violations or similar misdemeanors) or (2) a party to civil proceedings of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     On June 2, 1997, SVP-RPC purchased 811,000 shares of the Common Stock (the “Original Shares”) in a private transaction for $8,353,000. SVP-RPC used its working capital to effect the purchase of the Original Shares, and such Original Shares were purchased for investment. On June 12, 2000, the Issuer effected a reverse stock split (the “Stock Split”) that resulted in SVP-RPC owning 405,500 shares of the Common Stock. On June 8, 2001, the Issuer repurchased 2,020,784 shares of the outstanding Common Stock from third parties unrelated to any of the Reporting Persons (the “Stock Redemption”). On May 31, 2007, Reis, Inc. (“Reis”) was merged (the “Merger” and, together with the Stock Split and the Stock Redemption, the “Issuer Transactions”) with and into the Issuer. After the issuance of Common Stock in the Merger, there were approximately 10,770,000 shares of Common Stock outstanding. As a result of the Issuer Transactions, the Rosewood Entities beneficially own approximately 3.77% of the outstanding Common Stock. No additional funds were paid by any Reporting Person in connection with the Issuer Transactions.
     On August 6, 1998, Bear Investor purchased 19,455 shares of the preferred common stock of Reis (the “Reis Shares”) Series A for $1,945,455. On November 24, 1999, Bear Investor purchased 5,836 Reis Shares, Series B, for $583,636. On April 14, 2000, Bear Investor purchased 5,836 Reis Shares, Series C, for $583,636, and also received for no further consideration 3,551 Reis Shares, Series C. Also on April 14, 2000, Bear Investor purchased 7,780 shares of Reis Shares, Series C, for $778,000. Finally, on June 16, 2002, Bear Investor

purchased 1,092 Reis Shares, Series D, for $109,200. Bear Investor used its working capital to effect the purchase of all of the Reis Shares. In the Merger, such shares were exchanged for 760,713 shares of Common Stock, or approximately 7.06% of the outstanding Common Stock. There remain 109,296 shares held in escrow pursuant to the terms of the Merger with respect to which some portion or all of such shares may ultimately be released to Bear Investor.
     Including shares owned by SVP-RPC and Bear Investor, certain Sammons entities have beneficial ownership of 10.83% of the outstanding Common Stock. In terms of economic interests for purposes of Section 16 pursuant to the Securities Exchange Act of 1934, as a matter of voluntary disclosure, the underlying economic interests in the Common Stock of all Rosewood Entities, on the one hand, and of all Sammons Entities, on the other hand, is less than 5.5% of the outstanding Common Stock, prior to the determination of percentage compensation due to certain managers of the SVP-RPC and Bear Investor joint ventures.
Item 4. Purpose of the Transaction
     The original acquisition of shares of the Common Stock by each of SVP-RPC and Bear Investor was for investment purposes. To the best of their knowledge, no Reporting Person has any plans or proposals that relate to or would result in any of the activities described in Item 4 of Schedule 13D.
     Depending on market conditions and other factors, the Reporting Persons and the persons listed on Attachments A, B, and C may acquire additional shares as they deem appropriate, whether in open market purchases, privately negotiated transactions or otherwise. The Reporting Persons and the persons listed on Attachments A, B and C also reserve the right to dispose of some or all of their shares in the open market, in privately negotiated transactions to third parties or otherwise.
Item 5. Interest in Securities of the Issuer
     The responses of the Reporting Persons to Items 7, 8, 9, 10, 11 and 13 on the cover pages of this statement and Attachments A, B and C relating to beneficial ownership as well as voting or dispositive power are incorporated herein by reference. The Rosewood Entities beneficially own 405,500 shares or 3.77% of the outstanding Common Stock in the aggregate. As set forth in this filing, certain of the Sammons Entities possess shared voting and disposition power with respect thereto. Certain of the Sammons Entities have beneficial ownership of 10.837% of the outstanding Common Stock in the aggregate.
     No Reporting Person, nor, to their knowledge, any person identified on Attachment A has effected any transactions in shares of Common Stock during the preceding sixty (60) days except for the purchase of 1,000 shares of Common Stock in the open market by Schuyler B. Marshall, President and Director of Rosewood and Senior Vice President and Director of RPC, on May 3, 2007 at a price of $8.53 per share.
     As a matter of voluntary disclosure, CHTE has an indirect economic interest through limited partnership interests in a limited partnership in 368,804 shares of Common Stock pursuant to the Merger, but CHTE has no sole or shared voting or dispositive power with respect to such shares. Further, as a matter of voluntary disclosure, the underlying economic interests in the Common Stock of all Rosewood Entities, on the one hand, and of all Sammons Entities, on the other hand, is less than 5.5% of the outstanding Common Stock, prior to the determination of percentage compensation due to certain managers of the SVP-RPC and Bear Investor joint ventures.
     CHTE and Rosewood have indicated group status and shared voting power only by reason of their parent/subsidiary relationship with RPC and have no agreement, arrangement or understanding with regard to shares of the Common Stock.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Other than as disclosed above, no Reporting Person nor, to the best knowledge of such Reporting Persons, any of the persons listed on Attachments A, B or C is a party to any other contract, arrangement, understanding or relationship, legal or otherwise, with respect to any securities of the Issuer.
Item 7. Material to be Filed as Exhibits
1.	Joint Filing Agreement, dated as of June 28, 2007, by and among SVP-RPC, RPC, Rosewood, and CHTE, SVP, Consolidated, Sammons, the Sammons Estate, Nacolah, NACLH, Sammons Financial, Bear Investor, Bear Hunter and Grizzly Bear.

SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: June 28, 2007

SVP-RPC JOINT VENTURE

By:	Rosewood Property Company, its managing venturer

	By:	/s/ B. Dennis King
Name: B. Dennis King
Title: Senior Vice President

ROSEWOOD PROPERTY COMPANY

By:	/s/ B. Dennis King

Name: B. Dennis King
Title: Senior Vice President

THE ROSEWOOD CORPORATION

By:	/s/ C. Jedson Nau

Name: C. Jedson Nau
Title: Senior Vice President

CAROLINE HUNT TRUST ESTATE

By:	/s/ Don W. Crisp

Name: Don W. Crisp
Title: Trustee

SAMMONS VENTURE PROPERTIES, INC.

By:	/s/ Robert W. Korba

Name: Robert W. Korba
Title: President

CONSOLIDATED INVESTMENT SERVICES, INC.

By:	/s/ Heather Kreager Name: Heather Kreager
Title: Senior Vice President, General Counsel and Secretary

SAMMONS ENTERPRISES, INC.

By:	/s/ Robert W. Korba Name: Robert W. Korba
Title: Chief Executive Officer

CHARLES A. SAMMONS 1987 CHARITABLE REMAINDER TRUST-NUMBER 2

By:	/s/ Robert W. Korba Name: Robert W. Korba

NACOLAH VENTURES, LLC

By:	Sammons Financial Group, Inc., its Managing Member

By:	/s/ Robert W. Korba Name: Robert W. Korba
Title: its Senior Vice President

NORTH AMERICAN COMPANY FOR LIFE AND HEALTH

By:	/s/ Stephen P. Hovat, Jr. Name: Stephen R. Hovat, Jr.
Title: Senior Vice President, General Counsel and Secretary

SAMMONS FINANCIAL GROUP

By:	/s/ Darron Ash

Name: Darron Ash
Title: Senior Vice President

BEAR INVESTOR JOINT VENTURE

By:	Bear Hunter, L.P.,
a Delaware limited partner
its Managing Venture

	By:		Grizzly Bear LLC
a Delaware limited liability company
its General Partner

		By:	/s/ David M. Jacobs Name: David M. Jacobs
Title: its Authorized Agent

BEAR HUNTER, L.P.

By:	Grizzly Bear LLC
a Delaware limited liability company
its General Partner

	By:		/s/ David M. Jacobs

Name: David M. Jacobs
Title: its Authorized Agent

GRIZZLY BEAR, LLC

By:	/s/ David M. Jacobs

Name: David M. Jacobs
Title: its Authorized Agent

INDEX TO EXHIBITS

Exhibit 1	Joint Filing Agreement, dated as of June 28, 2007, by and among SVP-RPC, RPC, Rosewood, and CHTE, SVP, Consolidated, Sammons, the Sammons Trust, Nacolah, NACLH, Sammons Financial, Bear Investor, Bear Hunter and Grizzly Bear.

ATTACHMENT A
THE TRUSTEE AND ADVISORY BOARD MEMBERS
OF CHTE
AND THE DIRECTORS AND
EXECUTIVE OFFICERS OF CERTAIN AFFILIATES
AND SUBSIDIARIES THEREOF

Name and Position	Present Business Address	Present Principal Occupation	Amount of Securities
Schuyler B. Marshall, Director and President of Rosewood and Senior Vice President and Director of RPC	100 Crescent Court, Suite 1700 Dallas, Texas 75201	President of Rosewood	5000/1/

Susan L. Fish, Senior Vice President and Chief Financial Officer of Rosewood and President of RPC	100 Crescent Court, Suite 1700 Dallas, Texas 75201	Senior Vice President and Chief Financial Officer of Rosewood	-0-

C. Jedson Nau, Senior Vice President and General Counsel of Rosewood	100 Crescent Court, Suite 1700 Dallas, Texas 75201	Senior Vice President and General Counsel of Rosewood	-0-

Stephen H. Sands, Director of Rosewood and RPC	100 Crescent Court, Suite 1700 Dallas, Texas 75201	Director of Rosewood	-0-

Laurie Sands Harrison, Director of Rosewood and RPC	100 Crescent Court, Suite 1700 Dallas, Texas 75201	Director of Rosewood	-0-

David K. Sands, Director of Rosewood and RPC	100 Crescent Court, Suite 1700 Dallas, Texas 75201	Director of Rosewood	-0-

/1/	Mr. Marshall owns 5,000 shares of Common Stock. Mr. Marshall acquired 2,000 shares of Common Stock in the open market on January 11, 2007 at a price of $7.60 per share and 2,000 shares of Common Stock in the open market on January 11, 2007 at a price of $7.58 per share. Mr. Marshall acquired 1,000 shares of Common Stock in the open market on May 3, 2007 at a price of $8.53 per share. Mr. Marshall has sole voting power with respect to all 5,000 shares of Common Stock, and none of such shares are pledged to any third party.

Patrick B. Sands, Director of Rosewood and RPC	100 Crescent Court, Suite 1700 Dallas, Texas 75201	Director of Rosewood	-0-

John M. Dziminski, Director and Senior Vice President of Rosewood	100 Crescent Court, Suite 1700 Dallas, Texas 75201	President of Rosewood Management Corporation	-0-

Tom Hunt, Member of the Advisory Board of CHTE	500 Thanksgiving Tower Dallas, Texas 75201	Chairman of the Board and Director of Hunt Petroleum Corporation and the Management of Personal and Family Interests	-0-

Charles P. Summerall, Member of the Advisory Board of CHTE	16475 Dallas Parkway Dallas, Texas 75201	Management of Personal and Family Interests	-0-

Don W. Crisp, Trustee of CHTE, Member of the Advisory Board of CHTE, Chairman of the Board of Rosewood and Director of Rosewood and RPC	100 Crescent Court, Suite 1700 Dallas, Texas 75201	Chairman of the Board of Rosewood	-0-

B. Dennis King, Senior Vice President and Director of RPC	500 Crescent Court, Suite 300 Dallas, Texas 75201	Senior Vice President and Director of RPC	-0-

Nancy K. Dunlap, Vice President of RPC	500 Crescent Court, Suite 300 Dallas, Texas 75201	Vice President of RPC	-0-

Loren Greaves	500 Crescent Court, Suite 300 Dallas, Texas 75201	Vice President of Rosewood and RPC	-0-

Katherine Ramsland	500 Crescent Court, Suite 300 Dallas, Texas 75201	Vice President of Rosewood and RPC	-0-

Greg Bates	500 Crescent Court, Suite 300 Dallas, Texas 75201	Vice President of Rosewood and RPC	-0-

Angela J. O’Malley	100 Crescent Court, Suite 1700 Dallas, Texas 75201	Vice President of Rosewood	-0-

ATTACHMENT B
THE SAMMONS TRUST

Name and Position	Present Business Address	Present Principal Occupation	Amount of Securities
Robert W. Korba, President of SVP and Sammons and Director of Sammons and Co-Trustee of the Sammons Trust	5949 Sherry Lane, Suite 1900 Dallas, Texas 75225	President of SVP and Sammons and Co-Trustee of the Sammons Trust	-0-

Elaine D. Sammons, Chairman of the Board and Director of Sammons and Co-Trustee of the Sammons Trust	5949 Sherry Lane, Suite 1900 Dallas, Texas 75225	Chairman of the Board of Sammons and Co-Trustee of the Sammons Trust	-0-

ATTACHMENT C
DIRECTORS AND EXECUTIVE OFFICERS OF
BEAR HUNTER, L.P.
AND CERTAIN AFFILIATES

Name and Position	Present Business Address	Present Principal Occupation	Amount of Securities
William S. Buchanan Member, Grizzly Bear, LLC	3636 Potomac Avenue, Dallas, TX 75205	Investments	1,100/1/

CDJ Family Investment, Ltd. Member, Grizzly Bear, LLC	3401 Armstrong Avenue, Dallas, Texas 75205	Investments	- 0 -

C. Todd Miller Member, Grizzly Bear, LLC	3401 Armstrong Avenue, Dallas, Texas 75205	Real Estate Investment	550/2/

Paul E. Rowsey, III Member, Grizzly Bear, LLC	3401 Armstrong Avenue, Dallas, Texas 75205	Real Estate Investment	1,100/1/

/1/	Each of Mr. Buchanan and Mr. Rowsey own 1,100 shares of Common Stock acquired in the Merger on May 31, 2007. In April 2000, each of Mr. Buchanan and Mr. Rowsey acquired 100 Reis shares, which were then converted in the Merger.

/2/	Mr. Miller owns 550 shares of Common Stock acquired in the Merger on May 3, 2007. In April 2000, Mr. Miller acquired 50 Reis shares, which were then converted in the Merger.